DUNDEE CORPORATION ANNOUNCES OFFERING OF

PREFERRED SHARES

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United

States

Toronto – June 14, 2006 – Dundee Corporation (TSX: DBC.A) announced today that it has entered into an agreement to sell to a syndicate of underwriters led by Scotia Capital Inc., on a bought deal basis, 6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (the “Series 1 Shares”) at a price of $25.00 per Series 1 Share for gross proceeds to Dundee Corporation of $150 million. The underwriters also have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire an additional 900,000 Series 1 Shares at the issue price of $25.00 per Series 1 Share.

Dundee Corporation will use the net proceeds of this offering for general purposes, including for the redemption of the $150 million principal amount 6.70% senior unsecured debentures of Dundee Corporation, when considered appropriate by the Corporation.  The offering is expected to close on or about June 28, 2006.

The Series 1 Shares will be offered by way of a short form prospectus of Dundee Corporation in all provinces of Canada. This press release is not an offer of Series 1 Shares for sale in the United States. The Series 1 Shares have not been and will not be registered under the United States Securities Act of 1933 and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a U.S. person.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc., a company with approximately $48 billion in assets under management and administration, and its wholly owned subsidiary Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of office and industrial premises across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Chief Financial Officer

(416) 365-5010